UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006
Commission File No. 1-4329
Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
COOPER TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	34-4297750 (I.R.S. employer identification no.)
Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)
(419) 423-1321
(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
ITEM 1. Not applicable.
ITEM 2. Not applicable.
ITEM 3. Not applicable.
ITEM 4. FINANCIAL STATEMENTS OF THE PLAN
The Financial Statements of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) for the fiscal year ended December 31, 2006, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.
EXHIBITS:
(23) Consent of Independent Registered Public Accounting Firm
(99) Certification Pursuant To 18 U.S.C. § 1350
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY
/s/ Philip G. Weaver
PHILIP G. WEAVER
Vice President and Chief Financial Officer Plan Administrator

Date:  June 21, 2007

Financial Statements and Supplemental Schedule
Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
December 31, 2006 and 2005, and Year Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005, and
Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
The Pre-Tax Savings Plan Committee
Cooper Tire & Rubber Company
   Pre-Tax Savings Plan (Findlay)
We have audited the accompanying statements of net assets available for benefits of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 19, 2007

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Investments, at fair value:
Pooled separate accounts	$13,646,036	$—
Common stock	11,067,013	—
Interest in investment trust — fully benefit-responsive investment contracts	8,543,559	7,960,981
Interest in investment trust — stock fund	—	11,008,629
Mutual funds	7,837,541	19,521,209
Participant loans	1,152,976	1,100,841

	42,247,125	39,591,660

Cash, non-interest-bearing	—	138,448

Receivables:
Participant contributions	45,930	46,374
Interest receivable	—	8

Net assets available for benefits, at fair value	42,293,055	39,776,490

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	19,589	(6,375)

Net assets available for benefits	$42,312,644	$39,770,115

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions
Investment income (Notes 3 and 4):
Interest and dividends	$1,643,324

Net appreciation in fair value of investments	1,787,916

Contributions:
Participant	2,913,463

Total additions	6,344,703

Deductions
Participant withdrawals	3,802,174

Total deductions	3,802,174

Net increase	2,542,529

Net assets available for benefits:
Beginning of year	39,770,115

End of year	$42,312,644

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements
December 31, 2006
1. Description of Plan
The following description of Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan, as amended and restated effective December 1, 2006, is a defined contribution plan covering all hourly employees who have completed 30 days of continuous credited service and are covered by the collective bargaining agreement between the United Steelworkers of America Local #207L and Cooper Tire & Rubber Company (the Company and the Plan Administrator). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan had a trust agreement with National City Bank to act as trustee and recordkeeper of the Plan’s assets. During 2006, the Plan established a trust agreement with Principal Financial Group (the Trustee), effective December 1, 2006, to act as trustee and recordkeeper of the Plan’s assets. The Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants. The Plan’s assets were transferred from National City Bank to Principal Financial Group in December 2006.
Contributions
Each year, participants may contribute up to 25% of their pretax compensation. Participants may direct their contributions to any of the Plan’s investment fund options.
The Company contributions are made annually as provided in the Plan document and at the discretion of the Company’s Board of Directors. All employer contributions are invested in Cooper Tire & Rubber Company common stock. Effective December 1, 2006, in the amended and restated Plan, participants may direct employer contributions immediately upon receipt. There were no Company contributions to the Plan for the year ended December 31, 2006.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Vesting
The participants are immediately vested in their contributions plus actual earnings thereon. Effective December 1, 2006, in the amended and restated Plan, the participants are 100% vested in the Company’s contributions plus actual earnings thereon after three years.
Participant Accounts
Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, their allocation of the Company’s contributions and plan earnings. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.
Forfeitures
At December 31, 2006, there were no forfeited nonvested accounts held in the plan. Future employer contributions can be reduced by future amounts forfeited by participants. There were no employer contributions made in 2006.
Participant Loans
Under the Plan participants may borrow the lesser of 50% of the vested value of their entire account or $50,000. The interest rate is established based on the prime rate. Interest rates as of December 31, 2006, range from 4.25% to 8.25%. The loan repayment schedule can be no longer than 60 months. Principal and interest is paid ratably through payroll deductions.
Participant Withdrawals
In the event of retirement, death, termination, permanent disability, or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payments of benefits are taken in a lump sum distribution. Under the Plan the participants who are entitled to a benefit for the reasons outlined above will have their vested balance automatically distributed if their vested balance is less than $1,000 and rolled over to an IRA account administered by the trustee if their vested balance is greater than $1,000 but less than $5,000.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
1. Description of Plan (continued)
In the event of hardship, as defined by the Plan, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings.
Termination of the Plan
Although it has not expressed any intent to do so, the Company has the right, under the Plan to discontinue contribution at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
Reclassifications
Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Participant withdrawals are recorded upon distribution.
Investment Valuation and Recognition
The shares of common stock are valued at quoted market prices on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of participation units in the pooled separate accounts are based on the quoted market price of the underlying securities and the number of units owned by the Plan at year-end. Participation units in the Invesco Stable Value fund are valued at a unit price determined by the portfolio’s sponsor based on the fair value of the underlying assets held by the portfolio. The participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Administrative Expenses
The Company pays the administrative expenses of the Plan, unless the expenses relate to certain participant directed transactions.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which n investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits, as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
3. Investments
During 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) (depreciated) appreciated in fair value, as determined by quoted market prices, as follows:

Net Realized
and Unrealized
(Depreciation)
Appreciation in
Fair Value of
Investments
Interest in investment trust	$(1,114,298)
Pooled separate accounts	180,557
Common stock	781,788
Mutual funds	1,939,869

$1,787,916

Investments in mutual funds, common stock, and pooled separate accounts that exceed 5% or more of the Plan net assets available for benefits are as follows:

	December 31
	2006	2005

Investment Company of America Fund	$—	$7,369,728
American Washington Mutual Investors Fund	—	7,442,065
Allegiant Large Cap Value I Fund	7,837,541	—
Cooper Tire & Rubber Company Common Stock	11,067,013	—
Principal Partners Lg-Cap Value Separate Account	8,374,637	—

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
4. Investment Trust
At December 31, 2006 and 2005, certain investments of the Plan were held in an Investment Trust, which also combined similar investments of the other defined contribution plans sponsored by the Company. Each participating retirement plan has an undivided interest in the Investment Trust. Cooper Tire & Rubber Company common stock was held in the Investment Trust, until November 30, 2006. The Plan’s interest in the Investment Trust was determined by the Plan’s relative asset value to the Investment Trust’s total asset value at the end of the year. Investment income was allocated to the Plan based on its pro rata share in the net assets of the Investment Trust. Due to the change in Plan trustees, the investments in Cooper Tire & Rubber Company common stock are no longer held in the Investment Trust. These assets were identified and allocated to each participating retirement plan.
At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Investment Trust was approximately 10.4% and 10.6%, respectively.
The following presents the fair value of the investments in the Investment Trust:

	December 31
	2006	2005

Investments, at fair value:
Cooper Tire & Rubber Company common stock	$—	$85,020,990
Fully benefit-responsive investment contracts	81,983,003	90,449,621
Money market mutual fund	—	2,649,180

Total assets, at fair value	81,983,003	178,119,791
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	187,972	(72,232)

Total assets	$82,170,975	$178,047,559

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
4. Investment Trust (continued)
Investment income (loss) for the Investment Trust for the year ended December 31, 2006, is as follows:

Interest and dividends	$5,778,228
Net appreciation (depreciation) of fair value of investments, as determined by quoted prices:
Investment contracts	302,596
Common stock	(10,820,846)

$(4,740,022)

5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
6. Related-Party Transactions
Certain plan investments are shares of mutual funds managed by the trustees, National City Bank and Principal Financial Group, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party in interest.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Reconciliation of Form 5500 to Net Assets Available for Benefits, at Contract Value
The following table reconciles the Form 5500 filed with the IRS to net assets available for benefits at December 31, 2006. Form 5500 reports net assets at fair value and the financial statements report at contract value. Form 5500 does not report on a comparative basis, therefore December 31, 2005 does not change.

December 31,
2006
Net assets available for benefits, Form 5500	$42,293,055
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	19,589

Net assets available for benefits, at Contract Value	$42,312,644

Supplemental Schedule

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
EIN #34-4297750 Plan #014
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2006

	Description of Investment
Identity of Issue,	Including Maturity Date,
Borrower, Lessor, or	Rate of Interest, Collateral,	Current
Identity of Issue	Par, or Maturity Value	Value
Pooled Separate Accounts:
Alliance Capital Management	497,228 shares, PTR Large Cap	$8,374,637
JP Morgan Investment Mgmt. Inc.	119,302 shares, Global Equity	1,522,663
Turner Investment Partners	102,837 shares, Midcap Growth	1,376,175
Columbus Circle Investors	41,842 shares, Large Co Growth	1,009,820
*Principal Global Investors	8,898 shares, Principal Large Cap Stock Index	497,251
	20,556 shares, Principal Lifetime 2020	332,129
	18,389 shares, Principal Lifetime 2030	297,037
	5,232 shares, Principal Lifetime 2040	85,899
	1,113 shares, Principal Diversified International	68,835
	4,443 shares, Principal Lifetime 2010	68,635
	711 shares, Principal Lifetime STR INC	10,479
	155 shares, Principal Lifetime 2050	2,476
Investment Trust:
Invesco	8,733,026 shares, Stable Value Fund	8,543,559
Mutual Funds:
*Allegiant	407,768 shares, Allegiant Large Cap Value I Fund	7,837,541
Common Stock:
*Cooper Tire & Rubber Company	773,916 shares, Cooper Tire & Rubber Company stock	11,067,013
*Participant loans	Interest rates ranging from 4.25% to 8.25%, latest maturity date December 2011	1,152,976

		$42,247,125

*	Indicates party in interest to the Plan.